

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Brian Mitts
Interim President and Chief Financial Officer
Vinebrook Homes Trust, Inc.
300 Crescent Court, Suite 700
Dallas, TX 75201

> **Re: Vinebrook Homes Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 23, 2022**
> **Form 10-Q for the quarterly period ended September 30, 2022**
> **Filed November 14, 2022**
> **File No. 000-56274**

Dear Brian Mitts:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

FFO, Core FFO and AFFO, page 67

1. We note that you reconcile funds from operations (FFO) from net income (loss) attributable to common stockholders and net income (loss) attributable to NCI in the OP. Based upon your reconciliation, it appears that FFO represents FFO attributable to common shareholders and NCI in the OP. Please revise your presentation in future filings to clearly label FFO as FFO attributable to common shareholders and NCI in the OP.

Form 10-Q for the quarterly period ended September 30, 2022

Item 6. Exhibits
Exhibit 32.1, page 61

Brian Mitts
Vinebrook Homes Trust, Inc.
December 19, 2022
Page 2

2.   Please amend your filing to include the certification pursuant to Securities Exchange Act of 1934 Rule 13a-14(b) or 15d-14(b) pertaining to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Please ensure your certification identifies the correct periodic report of the certification. This comment also applies to your quarterly report for the quarter ended June 30, 2022.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Isaac Esquivel, Staff Accountant, at (202) 551-3395 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction